This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Contingent Buffered Equity Notes Linked to the Consumer Discretionary Select Sector Index due April 5, 2017

J.P.Morgan

The notes are designed for investors who seek unleveraged exposure to any appreciation of the Consumer Discretionary Select Sector Index, subject to the Contingent Minimum Return and up to the Maximum Return of 15.00%, at maturity. If the Ending Index Level is greater than or equal to the Initial Index Level or is less than the Initial Index Level by up to the Contingent Buffer Amount, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 4.00% and (b) the Index Return, subject to the Maximum Return, at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 18.25%, be willing to lose some or all of their principal amount at maturity. The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Reference Index: The Consumer Discretionary Select Sector Index (Bloomberg ticker: IXY)

Maximum Return: At least 15.00%.
For example, assuming the Maximum Return is 15.00%, if the Index Return is equal to or greater than 15.00%, you will receive the Maximum Return of 15.00%, which entitles you to a maximum payment at maturity of $1,150.00 per $1,000 principal amount note that you hold.

Contingent Minimum Return: 4.00%

Contingent Buffer Amount: 18.25%

Index Return: (Ending Index Level – Initial Index Level) / Initial Index Level

Initial Index Level: The Index closing level on the pricing date.

Ending Index Level The arithmetic average of the closing levels of the Index on each of the Ending Average Dates.

Payment at Maturity: If the Ending Index Level is greater than or equal to the Initial Index Level or is less than the Initial Index Level by up to the Contingent Buffer Amount, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to the Contingent Minimum Return and the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × the greater of (i) the Contingent Minimum Return and (ii) the Index Return), subject to the Maximum Return

If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 18.25%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return)]

If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 18.25%, you will lose more than 18.25% of your principal amount at maturityand may lose all of your principal amount at maturity.

Pricing Date: September 25, 2015

Ending Averaging Dates: March 27, 2017, March 28, 2017, March 29, 2017, March 30, 2017, and March 31, 2017 (the Final Ending Averaging Date)

Preliminary Termsheet http://www.sec.gov/Archives/edgar/data/19617/000095010315007531/dp59882_fwp-929.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity


$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Payment at Maturity
Note Payoff at Maturity
Index Return
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used herein is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Index Level of 760 and a Maximum Return of 15%, the Contingent Minimum Return of 4.00% and the Contingent Buffer Amount of 18.25%.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the Reference Index above the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The benefit provided by the contingent buffer may terminate on the final Ending Average Date.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.
- No interest or dividend payments or voting rights on the Index.
- The Index is subject to risks associated with the consumer discretionary sector.

Hypothetical Examples of Amounts Payable at Maturity

Ending Index Level	Index Return	Total Return
1368.000	80.00%	15.00%
1140.000	50.00%	15.00%
1064.000	40.00%	15.00%
988.000	30.00%	15.00%
912.000	20.00%	15.00%
874.000	15.00%	15.00%
836.000	10.00%	10.00%
798.000	5.00%	5.00%
786.600	3.50%	4.00%
760.000	0.00%	4.00%
722.000	-5.00%	4.00%
684.000	-10.00%	4.00%
621.300	-18.25%	4.00%
621.224	-18.26%	-18.26%
570.000	-25.00%	-25.00%
456.000	-40.00%	-40.00%
76.000	-60.00%	-60.00%
0.000	-80.00%	-80.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: September 22,2015